Filed Pursuant to Rule 424(b)(5)
                                                 Registration Nos. 333-110950
                                                                   333-110950-01
                                                                   333-110950-02
                                                                   333-110950-03


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED DECEMBER 19, 2003)

                                  $200,000,000

                              (ALABAMA POWER LOGO)

               SERIES Z 5.125% SENIOR NOTES DUE FEBRUARY 15, 2019
                            ------------------------
                 Interest payable on February 15 and August 15
                            ------------------------
     This is a public offering by Alabama Power Company of $200,000,000 of its Series Z 5.125% Senior Notes due February 15, 2019.

     Alabama Power Company may redeem the Series Z Senior Notes, in whole or in part, at any time, at a make-whole redemption price, as described herein beginning on page S-5.
                            ------------------------

     See "RISK FACTORS" on page S-3 for a description of certain risks associated with investing in the Series Z Senior Notes.

     The Series Z Senior Notes should be delivered on or about February 17, 2004 through the book-entry facilities of The Depository Trust Company.

                                                              PER SERIES Z
                                                              SENIOR NOTE        TOTAL
                                                              ------------   -------------
Public Offering Price.......................................   99.535  %     $199,070,000
Underwriting Discount.......................................    0.750  %     $  1,500,000
Proceeds to Alabama Power Company...........................   98.785  %     $197,570,000

                            ------------------------

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.
                            ------------------------

                          Joint Book-Running Managers

BARCLAYS CAPITAL                                             WACHOVIA SECURITIES
                            ------------------------

                                  Co-Managers

BLAYLOCK & PARTNERS, L.P.                       THE WILLIAMS CAPITAL GROUP, L.P.
February 10, 2004

     In making your investment decision, you should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the attached Prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

     We are offering to sell the Series Z Senior Notes only in places where sales are permitted.

     You should not assume that the information contained or incorporated by reference in this Prospectus Supplement or the attached Prospectus, including information incorporated by reference, is accurate as of any date other than its respective date.
     ----------------------------------------------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
Risk Factors                             S-3
The Company                              S-3
Selected Financial Information           S-3
Recent Results of Operations             S-4
Use of Proceeds                          S-4
Description of the Series Z Senior
  Notes                                  S-5
Underwriting                             S-9

                                        PAGE
                                        ----

PROSPECTUS
About this Prospectus                      2
Risk Factors                               2
Available Information                      2
Incorporation of Certain Documents by
  Reference                                3
Selected Information                       4
Alabama Power Company                      4
The Trusts                                 5
Use of Proceeds                            6
Description of the New Bonds               6
Description of the New Stock               9
Description of the Senior Notes           11
Description of the Junior Subordinated
  Notes                                   14
Description of the Preferred
  Securities                              20
Description of the Guarantees             20
Relationship Among the Preferred
  Securities, the Junior Subordinated
  Notes and the Guarantees                23
Plan of Distribution                      24
Legal Matters                             25
Experts                                   25

                                  RISK FACTORS

     Investing in the Series Z Senior Notes involves risk. Please see the risk factors in Alabama Power Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, which is incorporated by reference in this Prospectus Supplement. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The risks and uncertainties not presently known to Alabama Power Company or that Alabama Power Company currently deems immaterial may also impair its business operations, its financial results and the value of the Series Z Senior Notes.

                                  THE COMPANY

     Alabama Power Company (the "Company") is a corporation organized under the laws of the State of Alabama on November 10, 1927, by the consolidation of a predecessor Alabama Power Company, Gulf Electric Company and Houston Power Company. The Company has its principal office at 600 North 18th Street, Birmingham, Alabama 35291, telephone (205) 257-1000. The Company is a wholly owned subsidiary of The Southern Company ("Southern").

     The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 44,500 square mile service area comprising most of the State of Alabama.

                         SELECTED FINANCIAL INFORMATION

     The following selected financial data for the years ended December 31, 1998 through December 31, 2002 has been derived from the Company's audited financial statements and related notes, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The following selected financial data for the nine months ended September 30, 2003 has been derived from the Company's unaudited financial statements and related notes, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The information set forth below is qualified in its entirety by reference to and, therefore, should be read together with management's discussion and analysis of results of operations and financial condition, the financial statements and related notes and other financial information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                                             NINE
                                                                                            MONTHS
                                                     YEAR ENDED DECEMBER 31,                 ENDED
                                            ------------------------------------------   SEPTEMBER 30,
                                             1998     1999     2000     2001     2002       2003(1)
                                            ------   ------   ------   ------   ------   -------------
                                                            (MILLIONS, EXCEPT RATIOS)
Operating Revenues........................  $3,386   $3,385   $3,667   $3,586   $3,711      $3,056
Earnings Before Income Taxes..............     610      658      698      650      768         679
Net Income After Dividends on Preferred
  Stock...................................     377      400      420      387      461         415
Ratio of Earnings to Fixed Charges(2).....    3.12     3.59     3.46     3.31     3.98        4.75

                                                                      CAPITALIZATION
                                                                 AS OF SEPTEMBER 30, 2003
                                                              -------------------------------
                                                              ACTUAL       AS ADJUSTED(3)
                                                              ------   ----------------------
                                                              (MILLIONS, EXCEPT PERCENTAGES)
Common Stock Equity.........................................  $3,507       $3,552        45.0%
Cumulative Preferred Stock..................................     373          473         6.0
Shares Subject to Mandatory Redemption......................     300          300         3.8
Senior Notes................................................   2,475        3,025        38.4
Other Long-Term Debt........................................     537          537         6.8
                                                              ------       ------       -----
  Total, excluding amounts due within one year of $1,032
     million................................................  $7,192       $7,887       100.0%
                                                              ======       ======       =====

---------------

(1) Due to seasonal variations in the demand for energy, operating results for the nine months ended September 30, 2003 do not necessarily indicate operating results for the entire year.

(2) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Earnings Before Income Taxes" "Interest expense, net of amounts capitalized," "Distributions on shares subject to mandatory redemption" and the debt portion of allowance for funds used during construction; and (ii) "Fixed Charges" consist of "Interest expense, net of amounts capitalized," "Distributions on shares subject to mandatory redemption" and the debt portion of allowance for funds used during construction.

(3) Reflects: (i) the issuance in November 2003 of $350,000,000 aggregate principal amount of Series Y 2.80% Senior Notes due December 1, 2006; (ii) the issuance in December 2003 of 625,000 shares of common stock to Southern at $40.00 per share; (iii) the proposed issuance in February 2004 of 500,000 shares of common stock to Southern at $40.00 per share; (iv) the proposed issuance in February 2004 of 4,000,000 shares ($100,000,000 aggregate stated capital) of 5.30% Class A Preferred Stock, Cumulative, Par Value $1 Per Share (Stated Capital $25 Per Share) and (v) the issuance of the Series Z Senior Notes.

                          RECENT RESULTS OF OPERATIONS

     For the year ended December 31, 2003, the unaudited amounts of "Operating Revenues," "Earnings Before Income Taxes" and "Net Income After Dividends on Preferred Stock" were $3,968,165,000, $781,455,000 and $472,810,000, respectively. In the opinion of management of the Company, the above amounts for the year ended December 31, 2003 reflect all adjustments necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" for the year ended December 31, 2003 was 4.29.

                                USE OF PROCEEDS

     The proceeds from the sale of the Series Z Senior Notes will be used by the Company for general corporate purposes, including the Company's continuous construction program. The Company's current estimate of construction costs for 2004 is approximately $791,000,000 and for 2005 is approximately $863,000,000.

                    DESCRIPTION OF THE SERIES Z SENIOR NOTES

     Set forth below is a description of the specific terms of the Series Z 5.125% Senior Notes due February 15, 2019 (the "Series Z Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the senior notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture (the "Senior Note Indenture") dated as of December 1, 1997, as supplemented, between the Company and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee (the "Senior Note Indenture Trustee").

GENERAL

     The Series Z Senior Notes will be issued as a series of senior notes under the Senior Note Indenture. The Series Z Senior Notes will be initially issued in the aggregate principal amount of $200,000,000. The Company may, without the consent of the holders of the Series Z Senior Notes, issue additional notes having the same ranking and interest rate, maturity and other terms (except for the issue price and issue date) as the Series Z Senior Notes. Any additional notes having such similar terms, together with the Series Z Senior Notes, will constitute a single series of senior notes under the Senior Note Indenture.

     The entire principal amount of the Series Z Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on February 15, 2019. The Series Z Senior Notes are not subject to any sinking fund provision. The Series Z Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.

INTEREST

     Each Series Z Senior Note shall bear interest at the rate of 5.125% per annum (the "Securities Rate") from the date of original issuance, payable semiannually in arrears on February 15 and August 15 of each year (each, an "Interest Payment Date") to the person in whose name such Series Z Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date (whether or not a Business Day). The initial Interest Payment Date is August 15, 2004. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series Z Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date. "Business Day" means a day other than (i) a Saturday or Sunday,
(ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Senior Note Indenture Trustee's corporate trust office is closed for business.

RANKING

     The Series Z Senior Notes will be direct, unsecured and unsubordinated obligations of the Company and will rank equally with all other unsecured and unsubordinated obligations of the Company. The Series Z Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $302,000,000 outstanding at September 30, 2003. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

OPTIONAL REDEMPTION

     The Series Z Senior Notes will be subject to redemption at the option of the Company in whole or in part at any time upon not less than 30 nor more than 60 days' notice, at redemption prices (each, a "Redemption Price") equal to the greater of (i) 100% of the principal amount of the Series Z Senior Notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the Series Z Senior Notes being redeemed discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Yield plus 20 basis points, plus, for (i) and (ii) above, whichever is applicable, accrued interest on the Series Z Senior Notes to the date of redemption.

     "Treasury Yield" means, with respect to any redemption date, the rate per amount equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Series Z Senior Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Series Z Senior Notes.

     "Comparable Treasury Price" means with respect to any redemption date, (i) the average of the bid and asked price for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day in New York City preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "H.15(519)" or (ii) if such release (or any successor release) is not published or does not contain such prices on such Business Day, the Reference Treasury Dealer Quotation for such redemption date.

     "Independent Investment Banker" means an independent investment banking institution of national standing appointed by the Company and reasonably acceptable to the Senior Note Indenture Trustee.

     "Reference Treasury Dealer" means a primary U.S. Government securities dealer in New York City appointed by the Company and reasonably acceptable to the Senior Note Indenture Trustee.

     "Reference Treasury Dealer Quotation" means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Senior Note Indenture Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount and quoted in writing to the Senior Note Indenture Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day in New York City preceding such redemption date).

     If notice of redemption is given as aforesaid, the Series Z Senior Notes so to be redeemed shall, on the date of redemption, become due and payable at the applicable Redemption Price together with any accrued interest thereon and from and after such date (unless the Company shall default in the payment of the applicable Redemption Price and accrued interest) such Series Z Senior Notes shall cease to bear interest. If any Series Z Senior Notes called for redemption shall not be paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the date of redemption at the Securities Rate. See "Description of the Senior Notes -- Events of Default" in the accompanying Prospectus.

     Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Series Z Senior Notes by tender, in the open market or by private agreement.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as the initial securities depository for the Series Z Senior Notes. The Series Z Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee or such other name as may be requested by an authorized representative of DTC. One or more fully registered global Series Z Senior Notes certificates will be issued, representing in the aggregate the total principal amount of the Series Z Senior Notes, and will be deposited with the Senior Note Indenture Trustee on behalf of DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments from over 85 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The DTC rules applicable to its Direct and Indirect Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

     Purchases of Series Z Senior Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Series Z Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series Z Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series Z Senior Notes. Transfers of ownership interests in the Series Z Senior Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series Z Senior Notes, except in the event that use of the book-entry system for the Series Z Senior Notes is discontinued.

     To facilitate subsequent transfers, all Series Z Senior Notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Series Z Senior Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any changes in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Series Z Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series Z Senior Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Redemption notices shall be sent to DTC. If less than all of the Series Z Senior Notes are being redeemed, DTC's practice is to determine by lot the amount of interest of each Direct Participant in such Series Z Senior Notes to be redeemed.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Although voting with respect to the Series Z Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to Series Z Senior Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series Z Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments on the Series Z Senior Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from the Company or the Senior Note Indenture Trustee on the relevant payment date in accordance with their respective holdings shown on DTC's records. Payments by Direct or Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Direct or Indirect Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner of a global Series Z Senior Note will not be entitled to receive physical delivery of Series Z Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series Z Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series Z Senior Note.

     DTC may discontinue providing its services as securities depository with respect to the Series Z Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depository is not obtained, Series Z Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depository) with respect to the Series Z Senior Notes. In that event, certificates for the Series Z Senior Notes will be printed and delivered to the holders of record.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Direct or Indirect Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to the underwriters named below (the "Underwriters") and each of the Underwriters has severally agreed to purchase from the Company the principal amount of the Series Z Senior Notes set forth opposite its name below:

                                                              PRINCIPAL AMOUNT OF
                                                                SERIES Z SENIOR
                            NAME                                     NOTES
                            ----                              -------------------
Barclays Capital Inc. ......................................     $ 90,000,000
Wachovia Capital Markets, LLC ..............................       90,000,000
Blaylock & Partners, L.P. ..................................       10,000,000
The Williams Capital Group, L.P. ...........................       10,000,000
                                                                 ------------
          Total.............................................     $200,000,000
                                                                 ============

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Series Z Senior Notes offered hereby, if any of the Series Z Senior Notes are purchased.

     The Underwriters propose to offer the Series Z Senior Notes directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and may offer them to certain securities dealers at such price less a concession not in excess of 0.450% of the principal amount per Series Z Senior Note. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.250% of the principal amount per Series Z Senior Note to certain brokers and dealers. After the Series Z Senior Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     It is expected that delivery of the Series Z Senior Notes will be made, against payment for the Series Z Senior Notes, on or about February 17, 2004, which will be the fourth Business Day following the date of pricing of the Series Z Senior Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, purchases or sales of securities in the secondary market generally are required to settle within three Business Days (T+3), unless the parties to any such transactions expressly agree otherwise. Accordingly, purchasers of the Series Z Senior Notes who wish to trade the Series Z Senior Notes on the date of this Prospectus Supplement will be required, because the Series Z Senior Notes initially will settle within four Business Days (T+4), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Series Z Senior Notes who wish to trade on the date of this Prospectus Supplement should consult their own legal advisors.

     Prior to this offering, there has been no public market for the Series Z Senior Notes. The Underwriters have advised the Company that they intend to make a market in the Series Z Senior Notes. The Underwriters will have no obligation to make a market in the Series Z Senior Notes, however, and may cease market making activities, if commenced, at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company's expenses associated with the offer and sale of the Series Z Senior Notes are estimated to be $275,000.

     The Company has agreed with the Underwriters, that during the period 15 days from the date of the Underwriting Agreement, it will not sell, offer to sell, grant any option for the sale of, or otherwise dispose of any Series Z Senior Notes, any security convertible into, exchangeable into or exercisable for the Series Z Senior Notes or any debt securities substantially similar to the Series Z Senior Notes (except for the Series Z Senior Notes issued pursuant to the Underwriting Agreement), without the prior written consent of Barclays Capital Inc. and Wachovia Capital Markets, LLC. This agreement does not apply to issuances of commercial paper or other debt securities with scheduled maturities of less than one year.

     In order to facilitate the offering of the Series Z Senior Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Series Z Senior Notes. Specifically, the Underwriters may over-allot in connection with the offering, creating short positions in the Series Z Senior Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Series Z Senior Notes, the Underwriters may bid for, and purchase, Series Z Senior Notes in the open market. The Underwriters may reclaim selling concessions allowed to an Underwriter or dealer for distributing Series Z Senior Notes in the offering, if the Underwriters repurchase previously distributed Series Z Senior Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series Z Senior Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series Z Senior Notes. In addition, neither the Company nor the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions once commenced will not be discontinued without notice.

     The Underwriters and their affiliates engage in transactions with, and, from time to time, have performed investment banking and/or commercial banking services for, the Company and its affiliates in the ordinary course of business and may do so in the future.

                                  $200,000,000

                              (ALABAMA POWER LOGO)

               SERIES Z 5.125% SENIOR NOTES DUE FEBRUARY 15, 2019

                             ---------------------
                             PROSPECTUS SUPPLEMENT
                               FEBRUARY 10, 2004
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                          Joint Book-Running Managers

BARCLAYS CAPITAL                                             WACHOVIA SECURITIES

                             ---------------------

                                  Co-Managers

BLAYLOCK & PARTNERS, L.P.                       THE WILLIAMS CAPITAL GROUP, L.P.